Exhibit 11

Statement re: Computation of Per Share Earnings

Income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. When dilutive, stock options, warrants and convertible Preferred Stock are included as share equivalents using the treasury stock method in the calculation of diluted earnings per share. For the three months ended September 30, 2003 and 2002 the diluted loss per share computation was anti-dilutive; therefore, the amount reported for basic and diluted loss per share is the same.